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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June 2026

Commission File Number: 001-15102

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Embraer S.A.

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Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Azorra places additional firm order for 15 Embraer E195-E2

•	E2 program surpasses 500 total orders and Azorra surpasses 50 E2 orders
•	New agreement also secures purchase rights for another 15 aircraft for Azorra

São José dos Campos, Brazil, June 5, 2026 – Embraer and Azorra have signed an additional firm order for 15 E195-E2 aircraft, with purchase rights for 15 additional jets, further strengthening the long-standing partnership between the two companies.

With this new agreement, Azorra’s total firm E2 orders increase from 39 to 54 aircraft, reinforcing growing demand and confidence in small narrowbody aircraft. This marks the third increase to Azorra’s original E2 order, first placed in December 2021.

The order also marks a milestone for Embraer’s E2 program, taking the total number of E2 orders beyond 500 aircraft. Since entering service, the E2 family has continued to build momentum with more than 200 aircraft in operation and 24 airline customers, allowing them to right-size capacity, improve fuel efficiency, and enhance passenger comfort.

John Evans, Chief Executive Officer of Azorra, said: “Our continued investment in Embraer's E2 family reflects the strong demand we are seeing from airlines around the world for right-sized, fuel-efficient aircraft that deliver operational, economic and network planning advantages to our airline customers. The E2 has proven to be an ideal solution for airlines seeking to open new markets and modernize their fleets while enhancing the passenger experience and strengthening their brands.

As an early supporter of the program, Azorra has worked closely with Embraer and Pratt & Whitney to expand the E2 customer base and bring the aircraft to new operators across multiple regions around the world. We are proud to further strengthen our partnership with Embraer through this order and to play a role in the E2 program surpassing 500 orders. With this transaction, Azorra's firm E2 orderbook also surpasses 50 aircraft—two important milestones that reflect both our confidence in the program and the growing global momentum behind this exceptional aircraft.”

Arjan Meijer, President and CEO of Embraer Commercial Aviation, said: “Azorra has been an important partner in the global success of the E2, and this latest order is another strong endorsement of the aircraft’s outstanding economics, performance and passenger appeal. Surpassing 500 E2 orders is a proud moment for Embraer and reflects the growing momentum behind right-sized, fuel-efficient aircraft.”

The E195-E2 is Embraer’s largest commercial aircraft and is recognized for its low fuel burn, reduced emissions, quiet operation, high reliability and outstanding passenger experience. Its two-by-two seating configuration means no middle seats, offering passengers more comfort while giving airlines the flexibility and efficiency needed to serve a wide range of markets.

This new order from Azorra will be added to Embraer’s 2026 second-quarter results and backlog.

Images: https://embraer.imagerelay.com/ml/4cf0359a9c8e4c448e9db59407c2cbdb

About Azorra

Azorra is a relationship-driven aircraft lessor that provides leasing, financing, fleet transition and asset management solutions to aircraft investors, financiers and airline operators worldwide. Azorra’s multi-cultural team reflects the global markets that we serve and includes core competencies in aviation law, aircraft finance, maintenance, marketing, sales, trading and leasing.

Azorra is led by seasoned veterans having a shared history of success and is complemented with young professionals who bring fresh perspective, ideas and enthusiasm.  Azorra's current fleet comprises 338 aviation assets, including 186 owned and managed aircraft, 103 owned engines and airframes, and a committed pipeline of 49 aircraft. These commitments include orders for new Airbus A220-100/300 aircraft and Embraer E190/E195-E2 aircraft. Azorra is headquartered in Fort Lauderdale, Florida, with an additional office in Dublin, Ireland.

About Embraer

A global aerospace company headquartered in Brazil, Embraer operates in the Commercial Aviation, Executive Aviation, Defense & Security and Agricultural Aviation segments. The Company designs, develops, manufactures and markets aircraft and systems, and provides after-sales Services & Support to customers.

Since its foundation in 1969, Embraer has delivered more than 9,000 aircraft. On average, every 10 seconds, an aircraft manufactured by Embraer takes off from somewhere in the world, transporting more than 150 million passengers annually.

Embraer is a leading manufacturer of commercial jets up to 150 seats and the main exporter of high value-added goods in Brazil. The company maintains industrial units, offices, service centers and parts distribution, among other activities, in the Americas, Africa, Asia and Europe.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 4, 2026

Embraer S.A.

By:	/s/ Felipe Santana Santiago de Lima
	Name:	Felipe Santana Santiago de Lima
	Title:	Executive Vice President of Finance and Investor Relations